Exhibit 8.1

List of subsidiaries

(1)
Subsidiaries of the Registrant

Entity name	Jurisdiction of organization
Centogene GmbH	Germany
Centogene FZ-LLC	United Arab Emirates
Centogene US, LLC	Delaware, USA
Centogene GmbH	Austria
Centogene India Pvt. Ltd	India
Centogene Switzerland AG	Switzerland
Centosafe B.V.	Netherlands
Centogene d.o.o Belgrade	Serbia